EXHIBIT 99.1

July 17, 2020

AVINO ANNOUNCES Q2 2020 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) reports that production of 158,286 silver equivalent ounces*, 50,581 silver ounces, 459,767 copper lbs, and 404 gold ounces was achieved in the second quarter 2020 from its Avino Mine property near Durango, Mexico.

As a result of the temporary shutdown due to Covid-19, all production results were lower than anticipated compared to Q2 2019.

Mining operations were temporarily suspended at the beginning of April as mandated by the Mexican government and the Avino Mine transitioned to care and maintenance utilizing a reduced workforce to protect employees, contractors, and the local communities.

On June 1, 2020, Avino was approved by the Secretariat of Health to recommence regular mining activities in an orderly, gradual and cautious manner.

2020 Second Quarter Highlights

•	Increase in recovery rates and grades at the Avino Mine: On a metal-by-metal basis, recovery rates were higher and the grades rose slightly

•	Avino Mine Avino Mine Successfully Recommenced Operations: The ramp-up began June 1st, working towards achieving production levels experienced prior to March 31, 2020

“We are encouraged by the higher recoveries achieved in the second quarter, and the progress made in the ramp-up to full production which was underway once mining operations were allowed to resume in early June”, said David Wolfin, President and CEO. “In addition, I am pleased to report that despite the challenges related to the Covid-19 pandemic, the Company’s combined operational and health and safety measures enabled us to continue with concentrate shipments from established stockpiles of material and, because of our established Crisis Management Plan, we had a well-executed response for stringent Covid-19 transmission prevention. Finally, due to the disappointing strike action at site last week, we reiterate that the Company remains receptive to having good-faith discussions with authorized representatives of the union.”

During Q2 2020 production came from the Avino mine only.

Avino Production Highlights for Q2 2020 (Compared to Q2 2019)

•	Silver equivalent production decreased by 56% to 158,286 oz*

•	Copper production decreased by 54% to 459,767 lbs

•	Silver production decreased by 52% to 50,581 oz

•	Gold production decreased by 50% to 404 oz

* In Q2, 2020, AgEq was calculated using metals prices of $16.38 oz Ag, $1,707 oz Au and $2.45 lb Cu. In Q2, 2019, AgEq was calculated using metals prices of $14.88 oz Ag, $1,309 oz Au and $2.77 lb Cu. Calculated figures may not add up due to rounding.

 July 17, 2020 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q2 2020 Production Results

Management expects to update shareholders on plans for the second half of 2020 when it reports the Q2, 2020 financial results in August.

The recoveries and grades at the Avino mine were marginally higher in Q2 2020 compared to Q2 2019.

Consolidated Production Tables

Q2 2020
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	40,190	50,581	404	459,767	158,286
Historic Above Ground Stockpiles	-	-	-	-	-
Consolidated	40,190	50,581	404	459,767	158,286

YTD 2020
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	199,575	312,819	1,916	2,263,082	835,370
Historic Above Ground Stockpiles	4,711	4,481	19	4,857	6,860
Consolidated	204,286	317,299	1,935	2,267,939	842,230

Q2 2020
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	43	0.40	0.58	90%	79%	90%
Historic Above Ground Stockpiles	-	-	-	-	-	-
Consolidated	43	0.40	0.58	90%	79%	90%

YTD 2020
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	54	0.40	0.58	90%	75%	88%
Historic Above Ground Stockpiles	59	0.31	0.15	50%	41%	31%
Consolidated	54	0.40	0.57	89%	74%	87%

Avino Mine Production Highlights

	Q2 2020	Q2 2019	Quarterly Change	YTD 2020
Total Mill Feed (dry tonnes)	40,190	96,707	-58%	199,575
Feed Grade Silver (g/t)	43	41	4%	54
Feed Grade Gold (g/t)	0.40	0.38	6%	0.40
Feed Grade Copper (%)	0.58	0.56	4%	0.58
Recovery Silver (%)	90%	81%	11%	90%
Recovery Gold (%)	79%	69%	15%	75%
Recovery Copper (%)	90%	84%	6%	88%
Total Silver Produced (oz)	50,581	104,893	-52%	312,819
Total Gold Produced (oz)	404	800	-50%	1,916
Total Copper Produced (Lbs)	459,767	1,003,995	-54%	2,263,082
Total Silver Equivalent Produced (oz)*	158,286	362,445	-56%	835,370

* In Q2, 2020, AgEq was calculated using metals prices of $16.38 oz Ag, $1,707 oz Au and $2.45 lb Cu. In Q2, 2019, AgEq was calculated using metals prices of $14.88 oz Ag, $1,309 oz Au and $2.77 lb Cu. Calculated figures may not add up due to rounding.

July 17, 2020 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q2 2020 Production Results

Mine Update

Further to the company’s press release dated July 10, 2020, good-faith negotiations with representatives of the authorized union are ongoing and an update will be provided when further information is available.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with the gravimetric finish for the concentrates and the AAS methods for copper, lead, zinc and silver for the feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: AHK, Inspectorate in the UK and LSI in the Netherlands.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, including but are not limited to, the Company’s ability to meet its production guidance at levels achieved prior to March 31, 2020. prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release.  These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

July 17, 2020 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Q2 2020 Production Results

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.